                                                                                                            EXHIBIT 10.57

Confidential

SETTLEMENT AND RELEASE AGREEMENT

THIS SETTLEMENT AND RELEASE AGREEMENT (the "Agreement") is made as of the 5th day of May, 2004, by and among (i) Butler International Inc., a Maryland corporation (the "Company"), (ii) Frederick H. Kopko, Jr. ("F. Kopko"), Edward M. Kopko ("E. Kopko"), Hugh G. McBreen ("H. McBreen") and the Estate of John F. Hegarty ("J. Hegarty") (F. Kopko, E. Kopko, H. McBreen and J. Hegarty are hereinafter collectively referred to as the "Directors" and, together with the Company, the "Company and Directors"), (iii) Old Oak Partners, LLC, a Connecticut limited liability company ("Old Oak"), Knott Partners, LP, a New Jersey limited partnership ("Knott Partners"), and Robert W. Frank (collectively, the "Knott Partners Group"), and (iv) David M. Knott ("D. Knott" and, together with the Knott Partners Group, the "Knott Parties", (each of the Company and Directors and Knott Parties is sometimes referred to herein as a "Party" and are collectively referred to herein as the "Parties").

RECITALS

WHEREAS, on August 20, 2002, Old Oak and Knott Partners, named the Company and Directors as defendants in a shareholder derivative suit commenced by filing a Complaint captioned Old Oak Partners, LLC and Knott Partners LP v. Butler International, Inc., Frederick H. Kopko, Jr., Edward M. Kopko, Hugh G. McBreen and John F. Hegarty, in the Superior Court of New Jersey, Bergen County, Chancery Division, Docket No. BER C-277-02, which Complaint was amended on September 16, 2003 by filing an Amended Verified Complaint captioned Old Oak Partners, LLC, Knott Partners LP and Robert W. Frank v. Butler International, Inc., Frederick H. Kopko, Jr., Edward M. Kopko, Hugh G. McBreen and John F. Hegarty (as amended, the "State Lawsuit"); and

WHEREAS, on September 23, 2003, the Company commenced a lawsuit against certain of the Knott Parties by filing a Complaint captioned Butler International Inc. v. David M. Knott, Knott Partners, L.L.C. and Old Oak Partners, L.L.C., United States District Court for the District of New Jersey, Civil Action No. 03-4533 (the "Federal Lawsuit"); and

WHEREAS, the Parties have had the opportunity to review relevant documents in connection with the State Lawsuit and have had an opportunity to meet and discuss their respective goals and objectives with respect to the Company and desire to cooperate with each other in an effort to protect and enhance the long term value of the Company common stock; and

WHEREAS, the Parties share the common goal of enhancing the long term value of the Company common stock; and

WHEREAS, the Parties, in the best interests of all stockholders, now desire to settle all claims, disputes and controversies that now exist or may exist (known or unknown) between them relating to or arising out of the State Lawsuit, the Federal Lawsuit and the matters set forth in the Acknowledgements (as defined below), on the terms and subject to the limitations contained in this Agreement.

1

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

AGREEMENT

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Effectiveness**. Except as otherwise expressly provided herein, the provisions of this Agreement shall not be effective until each of the following have occurred: (a) the Board of Directors of the Company (the "Board") has approved this Agreement, (b) the Superior Court of New Jersey, Bergen County, Chancery Division (the "Chancery Court") has approved this Agreement, and (c) the State Lawsuit and the Federal Lawsuit have been dismissed with prejudice (the "Effective Date"). This Agreement shall immediately terminate upon the date that any judgment adverse to any of the Parties in respect of the State Lawsuit or the Federal Lawsuit has been entered in any court of competent jurisdiction.

2. **Acknowledgements**. Each of the Parties agrees to and acknowledges the truth and accuracy of the statements set forth on Annex A hereto (the "Acknowledgements"), which are hereby incorporated herein as part of this Agreement as though set forth at length herein, and shall be estopped from denying the truth and accuracy of such statements.

3. **Changes to Board**.

3.1 Appointment of New Director. Whether or not this Agreement has then become effective, immediately upon the approval of this Agreement by the Chancery Court, F. Kopko shall resign from the Board and a nominee of the Knott Partners, Group, Mr. Wes Tyler, shall be appointed to the Board to fill the resulting vacancy. The Board and F. Kopko shall take whatever action, including without limitation the action described in Section 5.1 below, may be necessary or appropriate in order to effectuate the agreement set forth herein.

3.2 Nominating Committee Recommendations. Promptly following the Effective Date, to the extent not inconsistent with NASDAQ Rule 4350, the Nominating Committee shall recommend for election at the 2004 annual meeting of the stockholders of the Company two nominees of the Knott Partners Group (the "Knott Designees"), one of whom will be Mr. Wes Tyler and the second of whom will be acceptable to E. Kopko, which acceptance shall, in the best interest of the Company, not unreasonably be withheld or delayed. All other director nominees shall either be selected or recommended for the Board's selection by the Nominating Committee, such that the Board of Directors shall consist of nine (9) members immediately following such 2004 annual meeting.

3.3 Election of Directors. At the 2004 annual meeting of the stockholders of the Company and continuously thereafter, the Parties and the other members of the Board who are signatories hereto shall (i) vote all of their shares of capital stock of the Company to cause the individuals referred to in Section 3.1 and 3.2 hereof to be elected to the Board as provided herein and to remain on the Board until the 2009 annual meeting of the stockholders of the

2

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

Company, (ii) not increase the size of the Company's Board without the consent of the Knott Designees and (iii) if a vacancy is created on the Board by reason of the death, removal or resignation of a Knott Designee, take all actions reasonably within their power to approve and elect a nominee of the Knott Partners Group acceptable to E. Kopko, which acceptance shall, in the best interest of the Company, not unreasonably be withheld or delayed, to fill such vacancy; provided, however, that if the collective beneficial ownership by the members of the Knott Partners Group of shares of the Company's "Common Stock" (as defined below) or any shares into or for which the Common Stock may have been converted or exchanged is reduced to less than one-third (1/3) of the Knott Partners Group's collective beneficial ownership of Common Stock on the date of this Agreement (or its equivalent in shares into or for which the Common Stock may have been converted or exchanged), then the Knott Partners Group shall thereafter be entitled to designate only one Knott Designee, who may be Mr. Wes Tyler; and provided, further, that the provisions of this Section 3 shall terminate and be without force or effect at such time, if any, that the Knott Partners Group's collective beneficial ownership of Common Stock falls below 224,835 shares (or the equivalent number of shares into or for which the Common Stock may have been converted or exchanged).

The right to appoint directors hereunder shall not be assignable or transferable to any third party, and any attempt to do so will be null and void. Each of the Parties hereto holding shares of capital stock of the Company entitled to vote on the matters provided herein agrees to vote his or its shares of capital stock of the Company in a manner consistent with the provisions of this Section 3.3.

4. Repayment of Loans.

4.1 Commencing on the first date after the date hereof (the "Initial Trigger Date") that the closing price of the Company's common stock, par value $.001 per share (the "Common Stock"), reaches or exceeds $10.00 per share and averages $10.00 per share over a period of thirty consecutive days as reported on the Nasdaq Smallcap Market or the Nasdaq National Market System, as applicable (the "Principal Market"), and terminating when the closing price of the Company's Common Stock subsequent to the Initial Trigger Date is less than $10.00 per share (the "Initial Trigger Suspension Date"), continuing on the next subsequent date after the Initial Trigger Suspension Date (the "Subsequent Trigger Date") that the closing price of the Company's Common Stock reaches or exceeds $10.00 per share and terminating on the next subsequent date when the closing price of the Company's Common Stock is less than $10.00 per share (the "Subsequent Trigger Suspension Date"), and continuing on each Subsequent Trigger Date, and terminating on each Subsequent Trigger Suspension Date thereafter (the period between the Initial Trigger Date and the Initial Trigger Suspension Date, and each period between a Subsequent Trigger Date and a Subsequent Trigger Suspension Date referred to as a "Trading Period"), the Directors shall repay the loan amounts set forth on Annex B hereto (the "Loans") in accordance with Sections 4.2, 4.3 and 4.4 below.

4.2 Each Director may elect at any time to repay any outstanding Loans made by the Company to him or any other outstanding loans made by the Company to the Directors which are not set forth on Annex B hereto (the "Other Loans").

3

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

4.3 At the commencement of each Trading Period each Director shall exercise his best efforts to repay all Loans with respect to which such Director is the obligor ("his Loans") as promptly as possible utilizing any or all of the following forms of payment in such order as each Director may determine in his discretion:

(a) Subject to the provisions of Section 4.5, below, a Director may sell or cause to be sold shares of Common Stock beneficially owned by him in the public trading markets and pay over to the Company the proceeds of such sales.

(b) A Director may tender or cause to be tendered to the Company, at Market Value, shares of Common Stock beneficially owned by him. Subject to the provisions of Section 4.4, below, the Company shall immediately accept such tender and apply the Market Value of the tendered shares in full or partial satisfaction, as the case may be, of such Director's outstanding Loans.

(c) A Director may repay some or all of his Loans by official bank check or wire transfer of immediately available funds and may tender or cause to be tendered to the Company, at Market Value, shares of the Company's 7% Series B cumulative convertible preferred stock ("Preferred Stock") beneficially owned by him. Subject to the provisions of Section 4.4, below, the Company shall immediately accept any such tender of Preferred Stock and apply the Market Value of the tendered shares in full or partial satisfaction, as the case may be, of such Director's outstanding Loans.

(d) Anything to the contrary hereinabove contained, no Director shall be obligated to use any consideration other than that described in paragraphs (a) and (b), above, to repay any Loans.

(e) For the purposes of this Agreement, "Market Value" means, (a) with respect to a share of Common Stock, the closing sale price of a share of Common Stock on the Principal Market on the second business day immediately preceding the date of tender and (b) with respect to a share of the Company's Preferred Stock, an amount equal to twenty eight and one-half percent (28.5%) of the Market Value of a share of Common Stock. For the purposes of this Agreement, beneficial ownership of shares of the Company's capital stock shall be determined in accordance with Securities and Exchange Commission ("SEC") Rule 13d-3, under the Securities Exchange Act of 1934 as amended.

(f) If a Loan is repaid by tendering shares of capital stock to the Company, the Director may elect to tender additional shares of capital stock of the Company, at Market Value, up to an amount equal to all taxes payable by the Director on account of the tender of the original and additional shares of capital stock calculated at the highest federal and state tax rate then in effect, and in such event the Company shall, subject to the provisions of Section 4.4, issue to the Director funds in an amount equal to the Market Value of the additional shares of capital stock so tendered. Each repayment made by a Director shall be applied to one or more outstanding Loans, at such Director's discretion.

4

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

4.4 The Company shall not accept, nor shall the Company be obligated to accept shares of its capital stock pursuant to Paragraphs (a), (b), (f) or (g) of Section 4.3 to the extent (and only to the extent) that at the time the shares are tendered to the Company, the acceptance thereof would cause the Company to violate Section 2-311 of the General Corporation Law of the State of Maryland.

4.5 A Director's obligation to repay Loans pursuant to paragraph (c) of Section 4.3 shall not be construed to require a Director (a) to violate the volume limitations imposed upon affiliates of the Company by SEC Rule 144 under the Securities Act of 1933, as amended, or (b) to sell or cause to be sold more shares of Common Stock pursuant to paragraph (c) of Section 4.3 during any one calendar week than the greater of (i) one tenth of one percent (1%) of the total number of shares of Common Stock outstanding at the close of business on the Friday of the preceding week and (ii) ten percent (10%) of the average daily trading volume of the Common Stock on the Principal Market during the thirty (30) trading days immediately preceding the Friday of the preceding week.

4.6 Except as otherwise set forth herein, all other provisions of the Loans shall be governed by the original documentation with respect to such Loans, as amended prior to 2003, if at all, including but not limited to the Promissory Notes evidencing such loans, provided, however, that the resignation from the Board by F. Kopko pursuant to this Agreement shall not be deemed to trigger immediate payment of the Loans.

4.7 All provisions of the Other Loans shall be governed by the original documentation with respect to such Other Loans, as amended prior to 2003, if at all, including but not limited to the Promissory Notes evidencing such Other Loans, provided, however, that the resignation from the Board by F. Kopko pursuant to this Agreement shall not be deemed to trigger immediate payment of the Other Loans.

5. **Amendment of Certificate of Incorporation and Bylaws.**

5.1 Immediately upon the approval of this Agreement by the Chancery Court, the members of the Board who are signatories hereto shall cast their votes as directors to cause Sections 8 and 9 of Article II of the Company's By-laws to be repealed in their entirety at the next ensuing meeting of the Board. Such action shall be taken prior to the Company's 2004 annual meeting of stockholders.

5.2 Immediately upon the approval of this Agreement by the Chancery Court, the members of the Board who are signatories hereto shall cast their votes as directors to cause Section 6 of Article II of the Company's By-laws to be repealed in its entirety and replaced with the following:

> "**SECTION 6. Removal.** Before expiration of his term, a Director may be removed for Cause (as defined below) as provided herein. A Director may be removed for Cause at any meeting of the stockholders, duly called and at which a quorum is present, by the affirmative vote of the holders of a majority of the votes entitled to be cast thereon. A Director may be removed without cause at any meeting of the stockholders, duly called

5

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

and at which a quorum is present, by the affirmative vote of the holders of 80% of the votes entitled to be cast thereon. At such meeting, after the removal of a Director by the stockholders, the stockholders may elect a successor or successors to fill any resulting vacancies for the unexpired terms of the removed Directors. For purposes of this Section 6, "Cause" shall mean: an act of willful misconduct (including, without limitation, fraud or deceit, misuse of the funds or assets of the Company or a material breach of the duty of loyalty owed to the Company), which results or is likely to result in substantial damage or injury to the Company; or commission of a crime in connection with the performance of any service on behalf of the Company or a crime involving a violation of federal or state securities law or a crime involving moral turpitude or a crime constituting a felony.

This section may be altered, amended or replaced only by an affirmative vote of at least 75% of the Directors then in office."

5.3 On the first meeting of the Board occurring after the Trigger Date, the members of the Board who are signatories hereto shall consider in good faith whether to further amend Section 6 of Article II of the Company's By-laws to reduce the threshold for removal of a director without cause from an 80% stockholder vote to a simple majority stockholder vote.

6. **Employment Agreement of E. Kopko and Chief Executive Matters.**

6.1 E. Kopko hereby waives any right he may have to receive payments or compensation for damages arising out of the Company's asserted breach of his Second Amended and Restated Employment Agreement, as set forth in his letter to the Company dated May 13, 2003 (other than payments previously received, including the issuance of 1,073,400 shares of Butler common stock received on October 24, 2003).

6.2 E. Kopko hereby waives any rights he or his "Affiliates" (as defined in Section 14.5 below) may have to receive managing general partner's fees or expenses, accrued or otherwise, arising out of his direct or indirect affiliation with the Chief Executive Group, L.P., a New York limited partnership.

6.3 E. Kopko also agrees to cooperate fully in any judicial or non judicial foreclosure of the Company's interest in Chief Executive Magazine, including but not limited to the execution of any documents deemed necessary or advisable in connection therewith.

6.4 The Company hereby reacknowledges that the Second Amended and Restated Employment Agreement constitutes a valid and binding agreement between E. Kopko and the Company, enforceable against each party in accordance with its terms, and the Company hereby reaffirms its obligations under the Second Amended and Restated Employment Agreement. The Company further reacknowledges that all consideration received by E. Kopko pursuant to the terms of the Second Amended and Restated Employment Agreement, or any predecessor employment agreement between E. Kopko and the Company, was validly and lawfully received. The Knott Partners Group acknowledges that the Second Amended and Restated Employment Agreement constitutes a valid and binding agreement between E. Kopko and the Company.

6

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

7. **Legal Representation.** The Parties agree that, at all times after the Effective Date, F. Kopko, H. McBreen and any law firm with which either of them is affiliated in any way shall not represent the Company in connection with, and the Company shall engage independent outside counsel to provide legal representation with respect to:

(a) any transaction between the Company and (i) E. Kopko, F. Kopko, H. McBreen or any director of the Company (each, an "Insider"), (ii) any Insider's spouse, siblings, ancestors and descendants (whether natural or adopted), any spouses of such siblings, ancestors and descendants, any siblings, ancestors and descendants (whether natural or adopted) of such Insider's spouse or any descendants (whether natural or adopted) of any siblings of the Insider or such Insider's spouse (each a "Family Member"), (iii) any entity in which any Insider or any Family Member serves as an officer, director, general partner, manager, agent, employee, trustee, consultant or in any other capacity similar to the foregoing, or (iv) any entity in which any Insider or any Family Member has a direct or indirect ownership interest including, without limitation, as a partner, member, stockholder or beneficiary (excluding ownership of publicly traded securities of any entity representing not more than 10% or more of such class of securities of such entity); or

(b) any disclosures required pursuant to federal securities laws, or any other regulatory disclosures, with regard to any transaction described in Section 7(a) above.

Except as stated above, F. Kopko and H. McBreen shall not be limited in their opportunity to provide legal representation to the Company or provide assistance to independent outside counsel.

8. **Payment of Knott Partners Group Legal Fees.** The Company will pay the actual legal fees and disbursements of the Knott Partners Group related to the State Lawsuit, the Federal Lawsuit and this Agreement in an aggregate amount not to exceed $400,000 (the "Knott Partners Group Legal Fees") as follows: (i) 50% of the Knott Partners Group Legal Fees shall be paid promptly following the Effective Date, and (ii) the balance of the Knott Partners Group Legal Fees shall be paid in eight (8) equal payments, without interest, due not later than ten (10) business days after the end of each calendar quarter commencing after the Effective Date. All payments of the Knott Partners Group Legal Fees shall be made by certified or official bank check or wire transfer of immediately available funds.

9. **Press Release and Other Disclosures.** The Parties will issue a press release in the form attached hereto as Annex C upon the execution of this Agreement. The Parties further agree that they will not make any statements, written or otherwise, or cause or encourage others to make such statements, that defame or disparage the personal and/or business reputation, practices or conduct of the other Parties hereto. To the extent not previously disclosed, in the next report the Company is required to file with the Securities and Exchange Commission following the approval of this Agreement by the Chancery Court, the Company will publicly disclose the nature and extent of E. Kopko's ownership interest in Chief Executive Magazine, Inc. and all amounts (other than reimbursements of out-of-pocket costs) paid by Chief Executive Magazine, Inc. to E. Kopko, Chief Executive Group, L.P. and their respective Affiliates since

7

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

January 1, 1999; provided, however, that disclosure of any fact that, in the written opinion of independent outside counsel addressed to the Board of Directors, need not have been disclosed under SEC Regulation S-K or any other law or regulation applicable at the time such fact sprang into existence or at any time thereafter, may be omitted from such public disclosure.

10. **Explanation Letter**. Attached as Annexes D and E hereto are letters from E. Kopko and from D. Knott and Wes Tyler regarding statements reported in the press. E. Kopko and D. Knott and Wes Tyler, respectively, agree to execute and deliver such letters promptly following the Effective Date.

11. **Dismissal of Lawsuit; Enforcement**. Upon execution of this Agreement, the Parties agree that they shall cause the State Lawsuit and the Federal Lawsuit to be stayed subject to this Agreement becoming effective pursuant to Section 1 above. The Parties agree that effective as of the Effective Date, they shall cause to be filed a stipulation dismissing the State Lawsuit with prejudice and without costs and a stipulation dismissing the Federal Lawsuit with prejudice and without costs; provided, however, that the Chancery Court, shall have continuing jurisdiction over the Parties and the subject matter to enforce this Agreement.

12. **Access to Information**. Each of the Parties acknowledges that he or it has been provided with access to all documents and information requested and has knowledge of all facts that he or it deems pertinent in connection with entering into this Agreement.

13. **Cooperation Among the Parties**. The Parties hereby agree that commencing immediately upon the approval of this Agreement by the Chancery Court and for so long as this Agreement remains in effect, they will mutually cooperate with each other for the purpose of enhancing stockholder value for the benefit of the Company's stockholders

14. **Releases.**

14.1 Effective immediately upon the Effective Date, in consideration of the duties, obligations and covenants herein, each of the Knott Parties on his or its own behalf and on behalf of his or its respective successors, agents, assigns, heirs, administrators, executors, Affiliates (as defined in Section 14.5 below), subrogees, parents, subsidiaries, representatives, and its or their current or former officers, directors and employees, to the fullest extent permitted by law, fully, finally and forever SETTLE, RELEASE AND DISCHARGE, and promise not to sue with respect to, any and all claims, counterclaims, cross-claims, third-party claims, actions, causes of action, suits, demands, damages, attorneys', accountants' and experts' fees, liabilities, costs, and obligations of any kind or character, whether direct or indirect, known or unknown, suspected or unsuspected, in law or in equity, as he or it now has or may have had (the "Claims") against each of the Company and Directors, its or their successors, agents, assigns, heirs, administrators, executors, Affiliates, subrogees, parents, subsidiaries, representatives, and its or their current or former officers, directors and employees, including but not limited to those Claims in connection with the State Lawsuit, Federal Lawsuit or the matters set forth in the Acknowledgements.

14.2 Effective immediately upon the Effective Date, in consideration of the duties, obligations and covenants herein, the Company on its own behalf and on behalf of its

8

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

successors, agents, assigns, Affiliates, subrogees, subsidiaries, representatives, and its current or former officers, directors and employees, to the fullest extent permitted by law, fully, finally and forever SETTLES, RELEASES AND DISCHARGES, and promises not to sue:

(a) with respect to, any and all Claims against each of the Knott Parties and each of their partners, members, investment managers, successors, agents, assigns, heirs, administrators, executors, Affiliates, subrogees, parents, subsidiaries, representatives, and current or former officers, directors and employees, including but not limited to those Claims in connection with the State Lawsuit, Federal Lawsuit or the matters set forth in the Acknowledgements; and

(b) with respect to, any and all claims actions and causes of action against each of the Directors, their successors, agents, assigns, heirs, administrators, executors, Affiliates and representatives contained in the Amended Verified Complaint filed by the Knott Partners Group in the State Lawsuit.

14.3 Effective immediately upon the Effective Date, in consideration of the duties, obligations and covenants herein, each of the Directors on his or its behalf and on behalf of his or its respective agents, assigns, heirs, administrators, executors, Affiliates, subrogees and representatives, and their current or former officers, directors and employees, to the fullest extent permitted by law, fully, finally and forever SETTLE, RELEASE AND DISCHARGE, and promise not to sue with respect to, any and all Claims against each of the Knott Parties and each of their partners, members, investment managers, successors, agents, assigns, heirs, administrators, executors, Affiliates, subrogees, parents, subsidiaries, representatives, and current or former officers, directors and employees, including but not limited to those Claims in connection with the State Lawsuit, Federal Lawsuit or the matters set forth in the Acknowledgements.

14.4 Effective immediately upon the Effective Date, in consideration of the duties, obligations and covenants herein, E. Kopko, to the fullest extent permitted by law, fully, finally and forever SETTLES, RELEASES AND DISCHARGES, and promises not to sue with respect to, any and all Claims against the Company and its successors, agents, assigns, Affiliates, subrogees, parents, subsidiaries, representatives, and its current or former officers, directors and employees, in connection with all alleged or actual breaches by the Company, to the extent occurring prior to the date of this Agreement, of his Second Amended and Restated Employment Agreement, dated December 12, 2002.

14.5 An "Affiliate" of any Person shall mean, (i) any director, officer, or employee of such Person, (ii) any spouse, parent, sibling, or descendant (by blood or adoption) of such Person, (iii) any trust or family limited partnership for the benefit of such Person or any Person specified in clauses (i) or (ii) hereof and (iv) any other Person controlling, controlled by, or under common control with such Person, including with the respect to F. Kopko and H. McBreen the law firms McBreen & Kopko and McBreen, McBreen & Kopko and their respective partners, and "Person" shall mean any individual natural person and any partnership, limited liability company, corporation, trust or other legal entity. For the purposes herein, "control" (including with correlative meanings, the terms "controlling," "controlled by," and

9

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

"under common control with") as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

15. **Representations.** Each of the Parties represents that he or it is legally competent and that (i) he or it has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions and grant the releases provided for herein, (ii) no contractual or other legal restraints prevent him or it from entering into this Agreement or complying with its terms, (iii) he or it has entered into this Agreement with full knowledge of its legal and practical effect, and (iv) he or it has had this Agreement reviewed by counsel of his or its choice, that such counsel has explained the terms and conditions of this Agreement to him or it, and that such counsel has answered any and all questions which he or it may have to his or its full satisfaction.

16. **Confidentiality.** The terms of this Agreement are to be held in strict confidence and not disclosed to any third party or entity, except (1) the attorneys in the State Lawsuit and the Federal Lawsuit; (2) the spouses of any of the Parties, if any; and (3) as required by law or legal process.

17. **Miscellaneous.**

17.1 Waiver. The Parties to this Agreement waive any and all rights (to the extent permitted by state law, federal law, principles of common law or the law of any country) that may have the effect of limiting the releases as set forth in Section 11 above.

17.2 No Admission. This Agreement constitutes a compromise and settlement entered into by each of the Parties without any admission of liability to the other Parties, but solely for the purpose of avoiding litigation, uncertainty, controversy, and legal expense. Nothing contained herein shall constitute or be taken or construed to be an admission by any of the Parties or as evidencing or indicating the truth or correctness of any allegations, claims or defenses asserted by any of the Parties.

17.3 Further Assurances: Good Faith. The obligations of the Parties hereto require that good faith be employed by them in effectuating and fulfilling the obligations contemplated hereunder. In furtherance thereof, the Parties hereto agree at any time and from time to time to execute any and all documents reasonably requested by one another to carry out and further the intent of this Agreement.

17.4 Expenses. Except as set forth in Section 7 above, all expenses incurred by any Party in connection with the negotiations among the Parties, and the authorization, preparation, execution and performance of this Agreement will be the responsibility of and paid by each of the Parties. If litigation shall be brought to enforce or interpret any provision contained in this Agreement, the prevailing party in such litigation, as determined by a court of competent jurisdiction, shall be awarded all costs and legal fees incurred in connection with such litigation.

17.5 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this

10

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any governmental authority (an "Action") instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert the defense that a remedy at law would be adequate.

17.6 Notices. All notices, demands or other communications required or permitted to be given or made under this Agreement will be in writing and (i) delivered personally, or (ii) sent by an nationally recognized express courier service to the intended recipient of the notice, demand or other communication at its address set forth below. Any notice, demand or communication will be deemed to have been duly given (x) immediately if personally delivered, or (y) on the second Business Day after delivery to an express courier service, and in proving the giving of any notice, demand or other communication, it will be sufficient to show that the envelope containing the notice, demand or other communication was duly addressed (as evidenced by the courier receipt). The addresses of the Parties for purposes of this Agreement are:

If to the Company, to:	Butler International, Inc. 110 Summit Avenue Montvale, NJ 07645 Attn: Edward M. Kopko
If to E. Kopko, to:	Edward M. Kopko 235 North Broadway Nyack, NY 10960
If to F. Kopko, to:	Frederick H. Kopko, Jr. 4901 S. Ellis Chicago, IL 60615
If to H. McBreen, to:	Hugh G. McBreen 15 Kensington Drive North Barrington, IL 60010
If to J. Hegarty, to:	Estate of John F. Hegarty 21 Hunting Ridge Road Brookfield, VT 06805

11

548307_10A

                                                                                                EXHIBIT 10.57 (continued)

with a copy, which shall not constitute notice, to:	Budd Larner Rosenbaum Greenberg & Sade, P.C. 150 John F. Kennedy Parkway Short Hills, New Jersey 07078 Attn: Michael M. Rosenbaum, Esq.
and a copy, which shall not constitute notice, to:	McBreen & Kopko Suite 2520, 20 North Wacker Drive Chicago, Illinois 60606 Fax: 312-332-2657 Attn: Frederick H. Kopko, Jr., Esq.
and a copy, which shall not constitute notice, to:	Wilentz Goldman & Spitzer, P.A. 90 Woodbridge Center Drive Suite 900, Box 10 Woodbridge, NJ 07095 Attn: Edward T. Kole, Esq.
If to Old Oak, to:	Old Oak Partners, LLC 57 Tuckahoe Road Easton, CT 06612 Attn: Wes Tyler
If to Knott Partners, to:	Knott Partners, LP 485 Underhill Boulevard, Suite 205 Syosset, New York 11791-3419 Attn: David M. Knott
If to Robert W. Frank, to:	Robert W. Frank P.O. Box 26095 Philadelphia, Pennsylvania 19128
If to D. Knott, to:	David M. Knott c/o Dorset Management Corporation 485 Underhill Boulevard, Suite 205 Syosset, New York 11791-3419
with a copy, which shall not constitute notice, to:	Satterlee Stephens Burke & Burke LLP 47 Maple Street Summit, NJ 07901-2518 Attn: Christopher R. Belmonte

Any party may change the address to which notices, requests, demands or other communications to the relevant party will be delivered or mailed by giving notice of the address change to the other parties to this Agreement in the manner provided in this Agreement.

12

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

17.7 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New Jersey as applied to agreements among New Jersey residents entered into and to be performed entirely within New Jersey, without regard to the conflict of law principles thereof.

17.8 Consent to Jurisdiction and Venue. With respect to the enforcement of this Agreement, each of the Parties hereby irrevocably and unconditionally consents and submits to the personal jurisdiction of the Chancery Court, and hereby expressly waives any and all personal rights under applicable law or in equity to object to the jurisdiction and venue of said courts and county. The jurisdiction and venue of the courts and county consented and submitted to and agreed upon in this Section 17.8 are not exclusive, but are cumulative and in addition to the jurisdiction and venue of any other court under any applicable law or in equity.

17.9 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. None of the Parties may assign this Agreement without the prior written consent of the other Parties hereto and any assignment in violation of the foregoing shall be null and void and of no force or effect.

17.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

17.11 Amendments and Waivers. This Agreement cannot be modifed, amended or changed in any respect either orally or by the conduct of the Parties. Any amendment, modification or change of this Agreement may be made only by a writing signed by each of the Parties. Any amendment or waiver effected in accordance with this section shall be binding upon each of the Parties.

17.12 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be modified to the most limited extent necessary to make it enforceable, or, if no modification of any kind will make it enforceable, excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so modified or excluded and shall be enforceable in accordance with its terms.

17.13 Entire Agreement. Except as specifically set forth herein, this Agreement contains the entire agreement between the Parties with respect to the entire subject matter hereof and supersedes any and all prior or contemporaneous agreements and discussions, whether written or oral.

17.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13

548367_10A

I

                                                                                                EXHIBIT 10.57 (continued)

17.15 Term. The term of this Agreement shall commence on the date first above written and expire and terminate at the commencement of the 2009 annual meeting of the stockholders of the Company.

IN WITNESS WHEREOF, the parties have executed this Settlement and Release Agreement as of the date first above written.

Knott Partners Group:

OLD OAK PARTNERS, LLC

By: ______________________
Name: Wes Tyler
Title:

KNOTT PARTNERS, LP

By: ______________________
Name: David M. Knott
Title: General Partner

____
Robert W. Frank

David M. Knott:

____
David M. Knott

Company and Directors:

BUTLER INTERNATIONAL INC.

By: ______________________
Name:
Title:

____
Edward M. Kopko

____
Frederick H. Kopko, Jr.

14

548367_10/

                                                                                                EXHIBIT 10.57 (continued)

Hugh G. McBreen

ESTATE OF JOHN F. HEGARTY

By: ______________________
Name:
Title:

Directors (solely for purposes of Sections 3 and 5):

Edward M. Kopko

Frederick H. Kopko, Jr.

Hugh G. McBreen

Robert F. Hussey

Louis F. Petrossi

Thomas F. Comeau

Nakhil S. Nagaswami

Walter O. LeCroy

15

548307_10/.

                                                                                                EXHIBIT 10.57 (continued)

ANNEX A

Acknowledgements

1. Acquisition of Series B Preferred Stock.

1.1 In 1992, the Company raised $1,916,000, net of commissions, through the sale of its Series B Cumulative Convertible Preferred Stock, par value $.001 (the "Series B Preferred Stock"). The minutes of various Board meetings in 1992, at the time of the sale of the Series B Preferred Stock, reflect that the Company had been attempting to raise capital from third parties to acquire other entities and was having difficulty in raising such capital and that each of the directors of the Company named on Annex B hereto (the "Directors") sold certain of their shares of the Company's common stock, par value $.001 ("Common Stock") in order to raise funds to purchase shares of Series B Preferred Stock. The terms of the Series B Preferred Stock are set forth in the Articles Supplementary to the Articles of Incorporation and amendments thereto.

1.2 Emmanuel & Company issued a Fairness Opinion dated August 21, 1992 to the effect that the price that the Directors paid per share for the Series B Preferred Stock was fair and reasonable. The terms of the Series B Preferred Stock included, among other things, the right to 7% cash or in-kind dividends

2. Loans to Directors.

2.1 The Company granted the Directors non-interest bearing, limited recourse loans to acquire their shares of Common Stock and Series B Preferred Stock. The minutes of the Board meetings at which such loans were approved state that such loans were made pursuant to the terms of stock option and stock purchase plans adopted by the Company.

2.2 The Company disclosed the existence of the Notes in its public filings with the Securities and Exchange Commission.

3. 1999 Stock Split. The 3-for-2 stock split on shares of Common Stock and Series B Preferred Stock effected by the Company in 1999 was duly authorized by the Board and the Company's stockholders.

4. E. Kopko Compensation. The Employment Agreement and amendments thereto between the Company and E. Kopko (the "Employment Agreement"), together with all consideration given to E. Kopko or made in his behalf on account of the Employment Agreement, are valid, binding and enforceable.

5. Chief Executive Magazine

5.1 The Company provided payroll and administrative services to Chief Executive Group, Inc. ("CEG") pursuant to the Technical Service Supply Agreement, dated September 1, 1994 (the "CEM Agreement"), between CEG and Butler Service Group, Inc., a wholly owned subsidiary of the Company

A - 1

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

5.2 On March 1, 1995, approximately six months after the Company entered into the CEM Agreement, Chief Executive Magazine, Inc. ("CEM") was formed and CEG contributed all of its assets, including the CEM Agreement, to CEM in exchange for equity interests in CEM and other consideration. At that time, E. Kopko made direct and indirect investments in CEM. Such investments were not disclosed in the Company's public filings.

5.3 The Company has received free advertisements for placements with CEM.

5.4 E. Kopko assumed the position of chairman and chief executive officer of CEM in 2001 and such positions were publicly disclosed in the Company's Form 10-K for the year ended December 31, 2001.

5.5 E. Kopko advanced $245,000 for the benefit of CEM to allow CEM to satisfy a judgment on an unpaid promissory note against CEM of approximately $154,847 in favor of William Muchnic ("Muchnic") and to buy out the interest of Muchnic in CEM, which was a condition to Muchnic's agreement to resolve the judgment held and other claims made by Muchnic. E. Kopko chose to advance these funds personally (the "CEM Loan"), on the condition that these advances be repaid.

5.6 Repayment of the CEM Loan plus interest commenced in the year 2000, more than a year before E. Kopko became the chairman and chief executive officer of CEM. The terms of repayment were negotiated with Mr. Arnold Pollard, the chief executive officer of CEM at such time.

5.7 The Board determined not to foreclose on the assets of CEM in order to collect on the indebtedness owed to the Company by CEM (the "CEM receivables"). The Board determined, among other things, that the value and recovery of such receivables would best be facilitated by keeping CEM as a going concern. The Board had numerous other concerns regarding the foreclosure and liquidation of CEM, including without limitation the potential for successor liability, equitable subordination and implications of accounting treatment of CEM foreclosure.

6. By-laws. The Defendants, in their capacities as officers and/or directors of the Company, caused the Company to adopt Sections 6, 8 and 9 of the by-laws of the Company, which served the purpose of preventing certain individuals from becoming board members and dissuaded third parties from making offers to take over the Company, including unwanted or abusive takeover offers.

7. Legal Fees to McBreen & Kopko. The Board has determined that the legal fees which the Company paid to the law firm of McBreen & Kopko from 1996 through the present were proportional to the reasonable value of the services rendered and were not excessive. Such payments were disclosed in the Company's public filings.

A - 2

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

ANNEX B

Schedule of Loans

Name	Current Loan Balance	Common Shares Pledged	Original Maturity Date
Edward M. Kopko	$155,000.00	53,819	January 6, 1998
	$51,102.00	7,650	December 9, 1994
	$42,000.00	25,000	November 1, 1995
	$111,250.00	38,629	June 16, 1991
Frederick H. Kopko, Jr.	$184.951.87	43,283	July 1, 1995
	$225,450.00	33,750	January 16, 1998
	$63,000.00	25,000	January 16, 1998
	$142,550.00	45,000	May 3, 2002
Hugh G. McBreen	$184,971.00	43,283	July 1, 1995
	$150,300.00	22,500	January 16, 1998
	$63,000.00	25,000	January 16, 1998
	$54,000.00	18,750	January 16, 1998
	$42,000.00	25,000	July 1, 1996
	$142,550.00	45,000	May 3, 2002
John F. Hegarty	$184,935.11	43,675	July 1, 1995
	$225,450.00	33,750	January 16, 1998
	$63,000.00	25,000	January 16, 1998
	$54,000.00	18,750	January 16, 1998
	$42,000.00	25,000	July 1, 1996

B - 1

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

ANNEX C

PRESS RELEASE

Butler International Inc., Announces Stockholder Litigation Settlement

Montvale, NJ Butler International, Inc. (Nasdaq: SC: BUTL), together with Old Oak Partners, LLC and Knott Partners, L.P. (the "Knott Parties"), announced today that Butler's Board of Directors has approved the settlement of the pending stockholder derivative claim initiated by the Knott Parties as well as the action initiated by Butler against certain of the Knott Parties pending before the United States District Court for the District of New Jersey. The parties announced that as a result of the settlement all actions would be dismissed. As previously announced in its recent Form 10-K filed with the Securities and Exchange Commission on April 2, 2004, the settlement includes the following terms among other: Mr. Edward M. Kopko, Butler's Chairman and CEO, will waive his claims with respect to Butler's alleged breach of his Second Amended and Restated Employment Agreement, Butler will appoint two new Board members nominated by the Knott Parties, and a mechanism has been established for the repayment of certain loans granted to Directors once Butler's stock price reaches $10.00 per share.

"This agreement settles all claims between the parties," stated Mr. Kopko. "Management can now focus fully on Butler's business and improving stockholder value."

David M. Knott, general partner of Knott Partners, and Wes Tyler of Old Oak Partners, on behalf of the stockholders said, "All along we had been looking toward working positively with Butler and its management. The settlement, including the corporate governance changes, is consistent with our goals and that of Butler, which is to improve Butler stockholder value. We look forward to working cooperatively with Butler and its management towards this end."

The settlement agreement provides for other customary terms and conditions including certain necessary consents and approvals including Court approval.

About Butler International
Butler International is a leading provider of TechOutsourcing services, helping customers worldwide increase performance and savings. During its 50-year history, Butler has served many prestigious companies. Butler's current client list includes Avon Products, BellSouth, Boeing, Caterpillar, Citigroup, Johnson and Johnson, Los Alamos National Laboratories, Merrill Lynch, Nokia Nortel Networks, Northrop Grumman, United Defense, United Technologies, Verizon and more. If you would like to find out more about Butler's value-added services, visit us on the web at http://www.butler.com.

Information contained in this press release, other than historical information, may be considered forward-looking in nature; as such it is based upon certain assumptions and is subject to various risks and uncertainties, which may not be controllable by the Company. To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those that were anticipated.

D - 1

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

About Old Oak and Knott Partners

Knott Partners is a New Jersey investment limited partnership managed by Mr. Knott since its inception in 1987. Old Oak Partners, LLC, a small business investment advisory firm, is a Connecticut limited liability company managed by Wes Tyler, one of its members.

C - 2

348367_10A

                                                                                                EXHIBIT 10.57 (continued)

ANNEX D

Letter from Edward M. Kopko

Aug 16, 2004

Knott Partners, LP
485 Underhill Boulevard, Suite 205
Syosset, New York 11791-3419
Attn: David M. Knott

Old Oak Partners, LLC
57 Tuckahoe Road
Easton, CT 06612
Attn: Wes Tyler

Messrs. David M. Knott and Anthony M. Campbell
c/o Dorset Management Corporation
485 Underhill Boulevard, Suite 205
Syosset, New York 11791-3419

Mr. Wes Tyler
c/o Old Oak Partners, LLC
57 Tuckahoe Road
Easton, CT 06612

Dear David, Tony and Wes,

In the December 15, 2002 edition of the Westchester *Journal News*, I was quoted as making certain statements which you may have believed were directed towards you and/or your organizations. In fact, my statements were directed towards other persons and entities that made certain statements previously to me that I believed were associated with you. I apologize for any consequences this misunderstanding may have caused you.

Sincerely,

Edward M. Kopko

548567_10A

D-1

                                                                                                EXHIBIT 10.57 (continued)

ANNEX E

Letter from D. Knott and Wes Tyler

________, 2004

Mr. Edward M. Kopko
Butler International, Inc.
110 Summit Avenue
Montvale, New Jersey 07645

Dear Ed,

As you have made us aware, you believe that during the course of the lawsuit between us certain statements reported publicly that have been attributed to us impugned your integrity. As we both told you in person, any such statements were made in the heat of battle and, although not made by either of us, are regrettable and were not meant to disparage either you or the Company in any way.

We apologize for any misunderstanding caused by such statements, and look forward to working with you in the future.

Sincerely,

____
David M. Knott
Knott Partners, L.P.

____
Wes Tyler
Old Oak Partners, LLC

E-1

548367_10A

                                                                                                EXHIBIT 10.57 (continued)

ANNEX E

Letter from D. Knott and Wes Tyler

7, 13, 2004

Mr. Edward M. Kopko
Butler International, Inc.
110 Summit Avenue
Montvale, New Jersey 07645

Dear Ed,

As you have made us aware, you believe that during the course of the lawsuit between us certain statements reported publicly that have been attributed to us impugned your integrity. As we both told you in person, any such statements were made in the heat of battle and, although not made by either of us, are regrettable and were not meant to disparage either you or the Company in any way.

We apologize for any misunderstanding caused by such statements, and look forward to working with you in the future.

Sincerely,

David M. Knott
Knott Partners, L.P.

Wes Tyler
Old Oak Partners, LLC

E-1

548367_10A